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SEC FILE NUMBER 0-29486

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

Merge Technologies Incorporated

Full Name of Registrant

Former Name if Applicable

6737 West Washington Street, Suite 2250

Address of Principal Executive Office (Street and Number)

Milwaukee, Wisconsin 53214

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 at this time because the Company is in the process of restating its audited financial statements for the years ended December 31, 2004, 2005 and 2006 as well as other financial information included in the Company’s 2006 Annual Report on Form 10-K and the unaudited financial statements included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. The Company currently expects to restate revenue associated with approximately 15 software contracts valued at approximately $2 million and to recognize the associated revenue with the majority of these contracts over a 20 quarter period following completion of software installation at each respective customer site. All such contracts were signed prior to January 1, 2006. The contracts at issue include both a license of software and related maintenance and support. In consultation with its independent public accountant, the Company has determined that, with respect to these contracts, it should recognize the entire value of the bundled contracts as revenue over the period for which maintenance and support may be provided to the customer. This approach is different from the Company’s historical practice of recognizing the fair value of the software principally in the initial year of the contract and the fair value of the maintenance over the maintenance period.
As of the date hereof, the restatement has not yet been completed, and accordingly, the financial statements to be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 have not been finalized, and the Company’s independent public accountant has not completed its review of those financial statements.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Craig D. Apolinsky	(770)	810-7521

(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☑

The Company has not filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached.

Merge Technologies Incorporated

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2007	By:	/s/ Craig D. Apolinsky

Craig D. Apolinsky, Secretary

Merge Technologies Incorporated
Form 12b-25 With Respect to Quarterly Report
on From 10-Q for Quarterly Period Ended September 30, 2007
PART IV
The Company announced the estimated impact of the restatement of its financial statements on previously reported revenues for the years ended December 31, 2004, 2005 and 2006 and each quarter thereafter on a press release filed with a Current Report on Form 8-K filed on November 1, 2007. However, such restatement is not complete. Accordingly, the Company is not in a position at this time to provide a reasonable estimate of anticipated changes, if any, in other elements of its results of operations for the quarter ended September 30, 2007 that may be reflected in the statements of operation to be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.